Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 12 DATED JANUARY 20, 2015

TO THE PROSPECTUS DATED APRIL 29, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2014 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 9 dated October 29, 2014, Supplement No. 10 dated November 21, 2014 and Supplement No. 11 dated December 8, 2014. Terms used and not otherwise defined in this Supplement No. 12 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

  the status of our public offering; and

  our potential acquisition of a hotel property located in Frazer, Pennsylvania.

Status of Our Public Offering

On October 12, 2012, we commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. As of January 16, 2015, we had accepted investors’ subscriptions for, and issued 9,444,347 shares of our common stock in our follow-on offering, including 216,873 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $92,274,743. As of January 16, 2015, we had accepted investors’ subscriptions for, and issued, 10,570,600 shares of our common stock in our initial public offering and follow-on offering, including 246,455 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $103,241,457.

Our board of directors has elected to extend our follow-on public offering of shares of our common stock in accordance with the terms established in our prospectus. Our follow-on public offering, which was scheduled to terminate on October 12, 2014, has been extended for up to an additional year. However, we currently expect to terminate our follow-on public offering on February 20, 2015.

Potential Property Acquisition

On January 16, 2015, we entered into an Agreement of Purchase and Sale for the acquisition of a hotel property located in Frazer, Pennsylvania, commonly known as the Hampton Inn Philadelphia Great Valley Malvern, or the Great Valley Hotel, from the current tenant-in-common owners of the Great Valley Hotel for an aggregate purchase price of $11,000,000, excluding acquisition costs. We intend to finance the acquisition of the Great Valley Hotel with proceeds from our ongoing public offering and financing secured by the Great Valley Hotel.

The Great Valley Hotel is a five-story limited service hotel facility built in 1998 and renovated in 2004. The Great Valley Hotel features 125 rooms, including 115 standard guestrooms and 10 suites. The Great Valley Hotel includes 630 square feet of meeting space, a business center, a fitness center, an outdoor pool, and appropriate back-of-the-house facilities.

The acquisition of the Great Valley Hotel is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Great Valley Hotel; (2) our ability to obtain new financing secured by the Great Valley Hotel; and (3) the absence of a material adverse change to the Great Valley Hotel prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Great Valley Hotel on the terms described above or at all.